Exhibit 1.01

C. R. Bard, Inc.

Conflict Minerals Report

For the Reporting Period from January 1, 2014 to December 31, 2014

This Conflict Minerals Report (the “Report”) of C. R. Bard, Inc. (the “Company”) has been prepared in accordance with Rule 13p-1 and Form SD (together, the “Rule”) promulgated under Section 13(p) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for the period from January 1, 2014 to December 31, 2014. Please refer to Section 13(p) and the Rule for definitions of the terms used in this Report, unless otherwise defined herein. The Rule defines the term “conflict minerals” to include cassiterite, columbite-tantalite, wolframite, gold and their derivatives, tin, tungsten and tantalum.

Overview

The Company is engaged in the design, manufacture, packaging, distribution and sale of medical, surgical, diagnostic and patient care devices. Currently, the Company sells a broad range of products to hospitals, individual healthcare professionals, extended care facilities and alternate site facilities on a global basis. In general, the Company’s products are intended to be used once and then discarded or either temporarily or permanently implanted. The Company participates in the markets for vascular, urology, oncology and surgical specialty products. For a discussion of our products, see our Annual Report on Form 10-K for the fiscal year ended December 31, 2014. The information contained in our Annual Report on Form 10-K is not incorporated by reference into and should not be considered part of this Conflict Minerals Report or the Form SD with which this Report has been filed as an exhibit.

As a medical device manufacturer, the Company does not engage in the actual mining of conflict minerals, and does not purchase raw ore or unrefined conflict minerals from any source. Nor does the Company directly purchase any product, mineral or any other materials (including but not limited to any conflict mineral) from any source in the Democratic Republic of the Congo (“DRC”), or any of the adjoining countries (collectively, the “Covered Countries”). We do not conduct business, or otherwise have any direct relationship, with any smelter or refiner that processes any necessary conflict minerals contained in our products. Instead, as discussed below, there are typically several tiers of suppliers between the Company and the facilities in which these minerals were smelted or refined.

Due Diligence Program Design

The Company designed its due diligence measures relating to conflict minerals to conform, in all material respects, with the criteria set forth in the Organisation for Economic Co-Operation and Development’s (the “OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition, including the supplements on tin, tantalum, tungsten and gold (the “OECD Due Diligence Guidance”). It is important to note that, while the OECD Due Diligence Guidance creates a single, five-step framework for due diligence, there are different expectations for manufacturers like the Company, referred to as “downstream companies”, that are far removed in the supply chain not only from the mines or other, original sources of any necessary conflict minerals, but also the processing facilities for these minerals. In the case of “downstream companies”, like the Company, the OECD Due Diligence Guidance seeks to promote constructive engagement with suppliers in order to gradually effect changes in supplier sourcing practices. As explained below, there are typically several tiers of suppliers between the Company and smelters, refiners, mines or other points of origins of the necessary conflict minerals contained in our products.

Due Diligence Program Execution

The Company performed the following due diligence measures for the 2014 reporting period, based on the five-step framework outlined in the OECD Due Diligence Guidance.

1.	Establish strong company management systems

The Company has initiated a process to comply with the Rule. In connection with this process, the Company designated a conflict minerals steering committee (the “Committee”) comprised of representatives from senior management, global strategic sourcing, finance, internal audit and the law department. The Committee was charged with implementing the Company’s conflict minerals compliance strategy, including the establishment of a policy with respect to sourcing of conflict minerals from the Covered Countries, making this policy available on the Company’s website at http://www.crbard.com/Social-Responsibility/Conflict-Minerals.html, incorporating a provision in supplier contracts to provide the Company with country of origin information of any necessary conflict minerals, and implementing a supply chain due diligence process focusing on constructive engagement with our Tier 1 suppliers, in part through use of software based tools, which include the EICC-GeSI reporting template, to assist in the conflict mineral reporting process.

2.	Identify and assess risks in the supply chain

The Company has evaluated its product lines and its supply chain to determine whether its products may contain conflict minerals, due to the presence of such minerals in parts obtained from suppliers or from the utilization of such minerals in the Company’s or its suppliers’ manufacturing processes. To the extent such conflict minerals are contained in its products, the Company has determined that these conflict minerals are necessary to the functionality or production of the products in which they are included (“necessary conflict minerals”).

The Company identified approximately 200 known direct suppliers, or Tier 1 suppliers, of products or components that the Company believed were most likely to contain the necessary conflict minerals and requested those suppliers disclose whether such products or components contained the necessary conflict minerals and if so, to provide the Company with country of origin information with respect to such necessary conflict minerals. Our information request was based on a model supplier inquiry letter created by the OECD as part of the OECD Due Diligence Guidance and the Company requested these Tier 1 suppliers provide their responses through a software tool, which included the EICC-GeSI reporting template.

3.	Design and implement a strategy to respond to identified risks

The Company implemented a process to review the responses provided by its Tier 1 suppliers. To the extent supplier responses were incomplete or inconsistent, the Company conducted follow-up inquiries with those suppliers. In addition, the Company engaged further with suppliers that indicated the presence of conflict minerals but were unable to verify the source of such minerals or did not respond to the request for country of origin information. The results of the Company’s findings were reported back to the Committee.

As a “downstream company”, the Company has no direct relationships with mine operators or the smelters or refineries which process minerals that may ultimately be incorporated into the Company’s products. As noted, we are typically several tiers removed in the supply chain from mining, smelting or refining activity. Accordingly, and consistent with the OECD Due Diligence Guidance, the Company worked directly with its Tier 1 suppliers to obtain, where possible, information on the origin and sourcing of the necessary conflict minerals contained in items supplied by such Tier 1 suppliers.

The Company’s relative location within the supply chain, several tiers removed from the extraction, transport and refinement of ore and other sources of necessary conflict minerals, makes it difficult for the Company to trace these minerals back to their country of origin. The Company is dependent on its Tier 1 suppliers for this purpose.

4.	Carry out independent third party audit of supply chain due diligence at identified points in the supply chain

Because the Company does not have a direct relationship with smelters or refiners that process conflict minerals, we do not typically perform or direct audits of these entities within our supply chain. The Company supports the development and implementation of independent third party audits of smelters and refineries sourcing.

5.	Report on supply chain due diligence

The Company has filed a Form SD and this Report with the Securities and Exchange Commission and made copies of the Form SD and this Report available on our website at http://www.crbard.com/Social-Responsibility/Conflict-Minerals.html.

Due Diligence Results, Product Information and Additional Risk Mitigation Efforts

Reasonable Country of Origin Inquiry and Due Diligence Results

After making the threshold determination that necessary conflict minerals were contained in some of its products, the Company conducted a good-faith, reasonable country of origin inquiry (“RCOI”) to determine whether its products or manufacturing processes do, in fact, contain or use conflict minerals that originated in a Covered Country. The Company contacted approximately 200 of its Tier 1 suppliers requesting that such suppliers disclose the presence of necessary conflict minerals and if present, to provide us with country of origin information with respect to such necessary conflict minerals. All but approximately five of the Company’s Tier 1 suppliers confirmed that the minerals in question were derived from recycled or scrap sources or from countries other than the Covered Countries. Accordingly, the Company was unable to confirm the country of origin of all of its necessary conflict minerals.

The Company’s due diligence process was a continuation of its RCOI process for those suppliers that indicated in their responses that they supplied necessary conflict minerals to the Company. The Company reviewed additional documentation from those suppliers for data verification and consistency. Based on the responses and the documentation reviewed, where applicable, the Company contacted suppliers to obtain additional information regarding the necessary conflict minerals supplied. As stated above, approximately five suppliers were unable to provide information regarding the country of origin of the conflict minerals, the facilities where these minerals may have been refined or smelted, or the mines from which they may have been extracted. In most cases, this was due to the fact that these Tier 1 suppliers had not completed their own supply chain due diligence or were otherwise unable to obtain the necessary information from their suppliers. Based on its engagement with these suppliers, the Company believes such suppliers are working to enhance their own supply chain due diligence in order to provide improved reporting in future periods.

As a result, the Company does not have sufficient information to determine whether the necessary conflict minerals contained in parts supplied to it (or that were used in the manufacturing process for such parts and which may remain in those parts upon completion of the manufacturing process) may have originated in one or more of the Covered Countries and may not have been derived from recycled or scrap sources (which sources would be considered “conflict free”).

The Company’s process described above reflects its efforts to determine the mines or country of origin of the necessary conflict minerals, as well as the relevant processing facilities. The statements above are based on the RCOI process and due diligence performed in good faith by the Company and on the information available at the time the RCOI process was implemented and due diligence performed. A number of factors could introduce errors in this report including, but not limited to: gaps in product or product content information, gaps in supplier data, errors or omissions by or of suppliers, gaps in supplier education and knowledge, lack of timeliness of data, supplier unfamiliarity with the protocol due to this being the second year for conflict mineral disclosures, language barriers and translation, and smuggling of conflict minerals to countries beyond the Covered Countries.

Product Description and Processing Facilities

Products – The products subject to disclosure under the Rule include vascular products, urology products, oncology products and surgical specialty products.

Processing Facilities – Based on the responses received from our Tier 1 suppliers, the Company believes the facilities listed in Appendix A may have been used in the processing of conflict minerals used in its products.

Risk Mitigation – Improvement Program

For the 2015 reporting cycle, the Company plans to take certain measures to mitigate the risk that conflict minerals will benefit or finance armed groups in the Covered Countries, including the following:

•	Continue to follow a due diligence process that conforms, in all martial respects, with the OECD Due Diligence Guidance, expanding and otherwise improving upon our supply chain inquiry process as necessary and appropriate in light of our experience under the conflict minerals disclosure regime, as well as refining our software solution to further automate the RCOI and due diligence processes
•	Continue to work with suppliers who provided incomplete or insufficient information
•	Encourage the continuing development and progress of traceability measures at suppliers that indicated the source of conflict minerals was uncertain or unknown
•	Communicate our sourcing expectations to suppliers, including dissemination of our Conflict Minerals Policy to them

This report has not been subject to an independent private sector audit as permitted under Instruction 2 to Item 1.01 of Form SD, which provides a temporary accommodation for the first two calendar years following November 13, 2012.

Appendix A

The following list contains smelters and refiners reported by the Company’s suppliers that may have been used to process the necessary conflict minerals contained in certain of the Company’s products. This data was collected as of May 22, 2015.

Mineral	Smelter/Refiner Name	Smelter Facility Location: Country	ID

Gold	Aurubis AG	GERMANY	CID000113

Gold	Metalor USA Refining Corporation	UNITED STATES	CID001157

Gold	Ohio Precious Metals, LLC	UNITED STATES	CID001322

Gold	PX Précinox SA	SWITZERLAND	CID001498

Gold	Royal Canadian Mint	CANADA	CID001534

Gold	Umicore SA Business Unit Precious Metals Refining	BELGIUM	CID001980

Gold	United Precious Metal Refining, Inc.	UNITED STATES	CID001993

Tantalum	Exotech Inc.	UNITED STATES	CID000456

Tantalum	Jiujiang Tanbre Co., Ltd.	CHINA	CID000917

Tin	EM Vinto	BOLIVIA	CID000438

Tin	Fenix Metals	POLAND	CID000468

Tin	Malaysia Smelting Corporation (MSC)	MALAYSIA	CID001105

Tin	Metallo Chimique	BELGIUM	CID001143

Tin	Mineração Taboca S.A.	BRAZIL	CID001173

Tin	Minsur	PERU	CID001182

Tin	Operaciones Metalurgical S.A	BOLIVIA	CID001337

Tin	PT Refined Bangka Tin	INDONESIA	CID001460

Tin	PT Timah (Persero) Tbk Mentok	INDONESIA	CID001482

Tin	Thaisarco	THAILAND	CID001898

Tin	Yunnan Tin Company, Ltd.	CHINA	CID002180

Tungsten	Fujian Jinxin Tungsten Co., Ltd.	CHINA	CID000499

Tungsten	Ganxian Shirui New Material Co., Ltd.	CHINA	CID002531

Tungsten	Global Tungsten & Powders Corp USA	UNITED STATES	CID000568

Tungsten	H.C. Starck GmbH	GERMANY	CID002541

Tungsten	Kennametal Fallon	UNITED STATES	CID000966

Tungsten	Kennametal Huntsville	UNITED STATES	CID000105

Tungsten	Wolfram Bergbau und Hütten AG	AUSTRIA	CID002044

Tungsten	Xiamen Tungsten (H.C.) Co., Ltd.	CHINA	CID002320

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